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Regulatory Announcement

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RECEIVED

Free annual report

2007 APR -5 A 8:31

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:30 22-Mar-07
Number	5599T

RNS Number:5599T
Tesco PLC
22 March 2007

07022286

SUPPL

Tesco PLC
22 March 2007

Tesco PLC

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 22nd of March 2007 it purchased from Deutsche Bank AG London 500,000 ordinary shares at an average price of 440.9856 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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